UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: March 4, 2014

Commission File Number 001-35345

PACIFIC DRILLING S.A.

8-10, Avenue de la Gare

L-1610 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Yes  ☐            No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Effective March 1, 2014, Mr. Richard E. Tatum was appointed as Vice President Controller and in this capacity will serve as our Principal Accounting Officer. Mr. Tatum succeeds Mr. Paul T. Reese who assumed the role of Chief Financial Officer effective as of February 28, 2014. Mr. Tatum joined Pacific Drilling in October 2010. Prior to his appointment as Vice President Controller, Mr. Tatum served as our Director Financial Reporting. Mr. Tatum has over 14 years of experience in offshore drilling and public accounting. Prior to joining Pacific Drilling, Mr. Tatum served at Frontier Drilling from 2009 until its merger with Noble Drilling Corporation. Mr. Tatum began his career as an auditor with Grant Thornton LLP where he held a variety of roles with increasing responsibilities, his most recent position being a Manager in Grant Thornton’s National Professional Standards Group. Mr. Tatum received his Bachelor of Business Administration and Master in Professional Accounting degrees from the University of Texas at Austin and is a CPA.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pacific Drilling S.A.
(Registrant)

Dated: March 4, 2014	By	/s/ Kinga E. Doris
Kinga E. Doris
Vice President, General Counsel and Secretary